UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                           ☒                                    Form 40-F                                           ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                                                                    No                                ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Utrechtseweg 68
PRESS RELEASE	P.O. Box 33

6800 LE Arnhem

The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS INTENDS TO ACQUIRE U.K. PROJECT MANAGEMENT FIRM

ARNHEM, THE NETHERLANDS – May 27, 2005 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, announced today that it has made a recommended offer to acquire 100% of the shares of the London based project management and consultancy firm AYH PLC (AYH). AYH employs approx. 340 people and has gross revenues of over GBP 25 million. The offer provides for an initial consideration of GBP 16 million with an earn-out component that can reach a maximum of GBP 5 million. The transaction is expected to be completed prior to 30 June 2005 and to be accretive to earnings per share as from the second half of this year.

AYH specializes in project management, cost control and consultancy services for real estate and property development for private and public clients. The company focuses on five market sectors: lifestyle (hotels, retail, sport), corporate accommodations (offices), commercial development (residential, offices), technology (industrial facilities, data centers) and public sector (education, health care). One of AYH’s current high profile projects is the project and cost management for the new 60,000-seat football stadium of Arsenal Football Club and the surrounding residential and business relocation developments. The company is primarily active in the U.K. market and has offices in London, Birmingham, Leeds, Manchester, Glasgow and Edinburgh. The firm also has offices in Poland and France.

“AYH has an excellent fit to our company”, says Harrie Noy, chairman of the Executive Board of ARCADIS. “The acquisition of AYH is an important step in the transition of our activities in the buildings segment towards services with higher added value. We are creating a network of international project management and consultancy services that will allow us to support our clients in managing their global property portfolios. AYH also complements our existing environmental business in the U.K. and we see significant opportunities in combining our forces towards brownfield redevelopments”.

“This transaction represents an excellent opportunity for the shareholders, all of whom are employees of our company, and increases the opportunities for our management and staff.” says David Thompson, chairman of AYH. “Our clients will benefit significantly as AYH and ARCADIS will be able to offer project management and consultancy services on a world-wide basis. The Board of AYH has unanimously recommended the offer of ARCADIS to the AYH shareholders”.

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure – Environment – Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue the company is multi-nationally present with a close-knit local network. Expertise and experience are of international significance. Focused on providing added value to clients.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: May 31, 2005	By:	/s/ C.Michiel Jaski
C. Michiel Jaski
Executive Board Member